DANIEL H. LUCIANO
------------
ATTORNEY AT LAW
242 A WEST VALLEY BROOK ROAD
CALIFON, NEW JERSEY 07830

MEMBER TEXAS AND	TELEPHONE 908-832-5546
NEW JERSEY BARS	FACSIMILE 908-832-9601

April 29, 2016

Securities and Exchange Commission
Washington, DC 20548
Attn:   Kate McHale, Staff Attorney,

Re: Results-Based Outsourcing, Inc.
Registration Statement on Form S-1 Filed March 1, 2016
File No. 333-209836

Dear Ms. McHale:

On behalf of our client, Results-Based Outsourcing, Inc. (the “Company”), we are filing herewith an Amendment No. 1 (the “Amendment”) to the Company’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission (the “Commission”) on March 1, 2016, (collectively, the “Registration Statement”).  The Amendment has been prepared in response to the comments of the staff (the “Staff”) delivered by way of it letter dated March 28, 2016 (the “Comment Letter”).  Set forth below are the Company’s responses to the Staff’s comments, numbered in a manner to correspond to the order which the staff’s comments were delivered. For your convenience, we have included the original comments from the Comment Letter in their entirety:

General
1. Please correct the company’s website address throughout your prospectus; the address you have provided  does not link  to an active  website.

Company Response: The Company has corrected the web addresses throughout the Form S-1.
See pages 7, 29, 32, and 47 of the Amendment.

Cover page, page 3

2. Please ensure that the cover page to your prospectus is one page. We note that the information  required by Item 501  of Regulation  S-K is  currently  on pages 3 and 4.

Company Response:    The cover page to the prospectus is now one page. Please see page 3 of the Amendment.

GRCR Partners, Inc.
Securities and Exchange Commission

Prospectus Summary, page 8

3. Please provide more detail with regard to your business model and the nature of your consulting work with SME companies. For example, do you provide the outsourced services or do you identify third parties to provide the services?  Do you have relationships with third  parties? What expertise does your company have that your clients do not? Describe the on-going nature of your business relationships that give rise to periodic payments.

Company Response:  Please see revised text on page 6 of the Amendment.

4. We note your disclosure that your total monthly overhead is “approximately $5,000;” however, this figure does not appear to include the $5,000 consulting fee due to the spouse of your sole executive officer and director. Please discuss this fee and disclose the nature of these consulting services with  regard to your  business model.

Company Response: Please see revised text on page 6 of the Amendment.

Risk Factors
A conflict of interest may arise with our consultant, page 12

5. Please elaborate on the nature of the business which may give  rise  to a conflict.

Company Response: Please see revised text on page 11 of the Amendment.

Description  of Business, page 24

6. Please disclose the nature of any relationships you have with third parties who provide services to your clients. If no relationships exist, please disclose how you identify the businesses to provide outsourced  services to your clients.

Company Response:   Please see revised text on page 23 of the Amendment.

7. Please provide further detail with regard to the consulting services you provide. For example, we note you offer an array of business consulting services but the sole employee of the corporation does not appear to have expertise in the areas you have identified.

Company Response:   Please see revised text on page 23 of the Amendment.

8. Please disclose the nature of the consulting  arrangement you have with Mr. Schloth.

Company Response: Please see revised text on pages 23 and 53 of the Amendment.

9. Please describe the nature of the consulting you provide  to your four current  clients.

Company Response:  Please see revised text on page 23 of the Amendment.

GRCR Partners, Inc.
Securities and Exchange Commission

How we Engage Clients,  page 30

10. Please clarify that you are not incorporating information from your web site to this prospectus.

Company Response:  Please see inserted text on page 29 of the Amendment.

Directors and Executive  Officers, page 51

11. Please provide more detail with regard to the background business experience of your sole executive officer and director.

Company Response: Please see revised text on page 50 of the Amendment.

Certain Relationships and Related Transactions, page  54

12. We note your reference to your related transaction policy, consistent with Delaware General Corporation law; please tell us how you determined the fairness of the related party transactions disclosed in this  section.

Company Response:    Please see inserted text on page 53 of the Amendment.

13. Please disclose the loan to MLH, an entity whose sole shareholder is your CEO, referred  to in  Note 5 of your financial  statements.  Please make conforming changes to page 54.

Company Response: Please see revised text on Note 5 of our financial  statements and on page 53 of the Amendment

Exhibits

14. Please file the WS Agreement as an exhibit  with your  next amendment.

GRCR Partners, Inc.
Securities and Exchange Commission

Company Response:   Please see Exhibit 10.1 to Amendment.

15. Please file any contract with  a client  upon  which your  business  is  dependent as required by Item 601(10)(ii)(B). In this regard, we note on page 7 you disclose that “[t]wo client’s [sic] represented approximately 34% and 21% of [your] revenue to date” and your disclosure in note  2 to your  financial  statements that at year end, “four  customers made up 90% of [your] gross  revenue.”

Company Response:The Company has included its standard Business Services Agreement as an exhibit (Exhibit 10.2) to the Amendment. Please note that the Company’s standard, fixed term agreements are terminable with 30 days notice. Due to this feature, the Company can not predict the duration of any agreement. Thus, none of its agreements are of a “continuing” nature and the Company can not be  “substantially dependent” (as stated in Item 601(10)(ii)(B) of Regulation S-K). on any of these agreements due to this termination feature. Consequently, the Company believes that these agreements are in the “ordinary course of business.” Nonetheless, as mentioned, we have included our standard Business Services Agreement as an exhibit to the Amendment.

Please advise the undersigned as soon as possible if the staff has any further comments relating to the Registration Statement or the Amendment.  You can contact the undersigned at (908) 832-5546.  Thank you in advance for your courtesy and cooperation.

Sincerely,

/s/ Daniel H. Luciano
Daniel H. Luciano